Item 77D

REAL ESTATE SECURITIES FUND, INC.

At the March 2002 Board meeting, the Board of Directors approved changing the investment policy and prospectus disclosure for the Registrant in order to comply with revised Rule 35d-1. The Registrant had an investment policy to invest primarily in common stocks of companies that are principally engaged in the real estate industry inside the US. To comply with revised Rule 35d-1, the Board approved revising the Registrant's investment policy to invest, under normal circumstances, at least 80% of its assets, at the time a security is purchased, in common stocks of companies that are principally engaged in the real estate industry inside the US.